Exhibit 99.1

GEO SPECIALTY CHEMICALS, INC.

AND SUBSIDIARIES

Cleveland, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

Cleveland, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

GEO Specialty Chemicals, Inc. and Subsidiaries

Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of GEO Specialty Chemicals, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GEO Specialty Chemicals, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6, during 2002, the Company adopted new accounting guidance for goodwill.

Crowe Chizek and Company LLC

Oak Brook, Illinois

February 28, 2003 except for

Notes 7 and 8 as to which the date is

April 14, 2003

1.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except share data)

December 31, 2002 and 2001

	2002	2001
ASSETS
Current assets
Cash and cash equivalents	$11,420	$19,782
Trade accounts receivable, net of allowance for doubtful accounts of $242 in 2002 and $556 in 2001	22,136	24,292
Other accounts receivables	608	788
Inventory	26,984	28,921
Prepaid expenses and other current assets	1,794	1,601
Deferred taxes	400	1,401

Total current assets	63,342	76,785
Property, plant, and equipment, net	98,796	108,522
Other assets
Deferred financing costs, net of amortization of $4,190 in 2002 and $2,721 in 2001	7,067	8,209
Intangible assets, net of amortization of $2,847 in 2002 and $2,016 in 2001	4,102	4,933
Goodwill	85,821	85,821
Income tax receivable and other accounts receivable	1,527	92
Deferred taxes	5,163	449
GEO Pinjarra designated assets	5,047	1,649
Other	46	43

	108,773	101,196

	$270,911	$286,503

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$975	$1,050
Accounts payable	13,380	14,127
Other accounts payable	106	112
Income taxes payable	—	2,927
Accrued expenses and other current liabilities	9,404	10,856

Total current liabilities	23,865	29,072
Senior subordinated notes	120,000	120,000
Fair value adjustment	2,930	(4,611)

Fair value of senior subordinated notes	122,930	115,389
Long-term liabilities
Term B notes	95,550	103,950
Other long-term liabilities	6,148	8,983
Other accounts payable	—	252
Deferred taxes	349	—

Total long-term liabilities	224,977	228,574
Shareholders’ equity
Class A voting common stock, $1 par value, 1,035 shares authorized; 136 shares issued and outstanding at December 31, 2002 and 2001	—	—
Class B nonvoting common stock, $1 par value; 215 shares authorized; 0 shares issued and outstanding at December 31, 2002 and 2001	—	—
Additional paid-in capital	20,901	20,901
Retained earnings	4,892	8,829
Accumulated other comprehensive loss	(3,724)	(873)

	22,069	28,857

	$270,911	$286,503

See accompanying notes to consolidated financial statements.

2.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

December 31, 2002, 2001, and 2000

(In thousands)

	2002	2001	2000
Net sales	$164,474	$185,152	$188,216
Cost of sales	136,512	142,968	138,952

Gross profit	27,962	42,184	49,264

Selling, general, and administrative expenses	17,137	23,539	24,542
Other (income) expense	(1,290)	1,899	1,348
Gain on sale of paper chemical business	(859)	(2,200)	—

Income before interest and taxes	12,974	18,946	23,374
Net interest expense	19,847	17,501	14,806

Income (loss) before income taxes	(6,873)	1,445	8,568
Provision (benefit) for income taxes	(2,936)	(280)	3,484

Net income (loss)	$(3,937)	$1,725	$5,084

See accompanying notes to consolidated financial statements.

3.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

December 31, 2002, 2001, and 2000

(In thousands except for share data information)

	Number of Class A Common Shares	Number of Class B Common Shares	Additional Paid-In Capital	Retained Earnings	Other Compre-hensive Income (Loss)	Total	Compre- hensive Income (Loss)
Balance, January 1, 2000	136	—	$20,901	$2,020	$(616)	$22,305
Other comprehensive income
Currency translation adjustment	—	—	—	—	(1,203)	(1,203)	$(1,203)
Net income	—	—	—	5,084	—	5,084	5,084

Total comprehensive income							$3,881

Balance, December 31, 2000	136	—	20,901	7,104	(1,819)	26,186
Other comprehensive income
Currency translation adjustment	—	—	—	—	572	572	$572
Unrealized gain on derivative instruments	—	—	—	—	374	374	374
Net income	—	—	—	1,725	—	1,725	1,725

Total comprehensive income							$2,671

Balance, December 31, 2001	136	—	20,901	8,829	(873)	28,857
Other comprehensive loss
Unrealized loss on derivative instruments	—	—	—	—	(2,668)	(2,668)	$(2,668)
Minimum pension liability	—	—	—	—	(183)	(183)	(183)
Net loss	—	—	—	(3,937)	—	(3,937)	(3,937)

Total comprehensive loss							$(6,788)

Balance, December 31, 2002	136	—	$20,901	$4,892	$(3,724)	$22,069

See accompanying notes to consolidated financial statements.

4.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2002, 2001, and 2000

(In thousands)

	2002	2001	2000
Cash flows from operating activities
Net income (loss)	$(3,937)	$1,725	$5,084
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation, depletion, and amortization	15,330	19,859	14,781
Gain on sale of paper chemical business	(859)	(2,200)	—
Deferred taxes	(1,884)	(4,933)	1,260
Fair value adjustment for derivatives	304	(304)	—
Change in assets and liabilities net of effects from acquisitions
Accounts receivable—trade	467	3,791	(221)
Other accounts receivable and income tax receivable	(1,253)	646	400
Inventories	1,936	(5,612)	4,507
Prepaid expenses and other assets	(73)	271	(263)
Accounts payable and accrued expenses	(4,561)	2,204	1,442
Other accounts payable and other liabilities	58	322	(1,239)

Net cash from operating activities	5,528	15,769	25,751
Cash flows from investing activities
Purchases of property, plant, and equipment	(3,357)	(7,708)	(9,443)
Project expenditures related to Pinjarra, Australia capital project	(2,080)	(1,583)	—
Acquisition of peroxy chemicals business from Hercules, Inc., net of assumed liabilities	—	(93,495)	—
Acquisition of Rhodia Pinjarra from Rhodia Chimie, S.A.	(510)	—	—
Proceeds from sale of paper chemicals business	859	8,500	—

Net cash from investing activities	(5,088)	(94,286)	(9,443)
Cash flows from financing activities
Long-term debt proceeds	—	105,000	7,500
Payments made on line of credit	—	(10,000)	(20,500)
Long-term debt repayments	(8,475)	—	—
Payment of deferred financing costs	(327)	(4,631)	—

Net cash from financing activities	(8,802)	90,369	(13,000)
Effect of exchange rates changes on cash and cash equivalents	—	—	(74)

Net change in cash and cash equivalents	(8,362)	11,852	3,234
Cash and cash equivalents at beginning of year	19,782	7,930	4,696

Cash and cash equivalents at end of year	$11,420	$19,782	$7,930

(Continued)

5.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2002, 2001, and 2000

(In thousands)

	2002	2001	2000
Supplemental disclosures of cash flow information
Cash paid for
Interest	$16,823	$16,765	$14,266
Taxes	3,485	3,831	600
Acquisition of businesses
Fair value of assets acquired	$1,320	$93,663	$—
Cash paid	(510)	(93,495)	—
Release of certain obligations due from seller	(810)	—	—

Liabilities assumed	$—	$168	$—

See accompanying notes to consolidated financial statements.

6.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: GEO Specialty Chemicals, Inc. (“the Company” or “GEO”) was incorporated in the state of Ohio for the purpose of owning and operating specialty chemical businesses. The Company’s manufacturing process produces a variety of specialty chemical products for use in various major chemical markets. The Company produces more than 300 products. These products are used primarily in the construction, paper, water treating, electronic, automotive, and oil field industries. The Company sells these products to customers located worldwide.

The Company operates in an environment with many financial and operating risks, including, but not limited to, intense competition, fluctuations in cost and supply of raw materials, technological changes, and environmental matters. As discussed in Notes 7 and 8, the Company has a high level of indebtedness, which creates liquidity and debt service risks.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of GEO and its wholly owned subsidiaries, GEO Specialty Chemicals Ltd., GEO Holdings (Europe) SARL, GEO Gallium S.A., Ingal Stade GmbH, and GEO Pinjarra Pty, Ltd. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition: Revenues are recognized upon transfer of the goods to the customer.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reclamation reserves and mineral reserves are particularly subject to change.

Cash and Cash Equivalents: Cash and cash equivalents include cash, time deposits, and highly liquid investments with original maturities of three months or less.

Accounts Receivable: Accounts receivable is comprised of amounts billed to customers net of an allowance for uncollectible amounts. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. An account is charged off by management when deemed uncollectible, although collection efforts may continue.

Inventory: Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out (“FIFO”) basis.

(Continued)

7.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Property and Equipment: Property and equipment are depreciated on a straight-line method. Mineral reserves are depleted on a units-of-production basis. Property and equipment are being depreciated using the following estimated lives:

Asset Lives in Years
Land improvements	20
Buildings	40
Machinery and equipment	12
Office furniture and fixtures	10
Computer equipment	6
Vehicles	6

Income Taxes: The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. The Company files a United States federal income tax return. Certain subsidiaries that are consolidated for financial reporting purposes are not eligible to be included in the United States federal income tax return, and separate provisions for income taxes have been determined for these entities. The Company accounts for its income taxes based on the amount of taxes due on its tax returns plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

Deferred Financing Costs: Costs incurred in connection with long-term financing are deferred and amortized over the life of the respective agreements on a straight-line basis.

Intangible Assets: Intangible assets, which consist principally of patents, licenses, and trademarks, are amortized on a straight-line basis over a period of five to seven years. The amortization expense requirement for the next five years is approximately $810 annually.

Goodwill: Goodwill has been amortized on a straight-line basis over 15 years through December 31, 2001. On January 1, 2002, the Company adopted two new accounting standards that relate to goodwill. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, which provides that the pooling method may no longer be used for business combinations after June 30, 2001. SFAS No. 141 also requires that in any prior business combination, if an intangible asset was recorded but was reported as goodwill, the carrying amount of the intangible asset should now be separately reported. If an intangible was recorded that does not now meet the requirement

(Continued)

8.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(Continued)

to be an identified intangible, this amount should be included in goodwill. The FASB also issued SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates the periodic amortization of goodwill from all future and prior business combinations beginning January 1, 2002. Upon adoption, goodwill is to be evaluated for impairment. The impairment test includes valuing the fair value of the reporting entity and comparing its carrying amount, including allocated goodwill, with any excess of purchase price over its new fair value estimate. The useful life of intangible assets acquired before July 1, 2001 is to be reassessed upon adoption of SFAS No. 142. Intangibles with an indefinite useful life must be tested for impairment upon adoption and annually thereafter. As of December 31, 2002, the Company has goodwill of $85,821. The Company adopted SFAS No. 142 on January 1, 2002, which resulted in the cessation of recording goodwill amortization. Goodwill amortization expense for the years ended 2001 and 2000 was approximately $5,450 and $3,820, respectively.

Foreign Currency Translation: Effective in 2001, the Company’s foreign subsidiaries have adopted the US dollar as their functional currency. In 2000, their functional currency was the French franc. During 2000, the assets and liabilities of the foreign subsidiaries were converted at exchange rates in effect at the balance sheet date and revenues and expenses were converted at average rates prevailing during the period. Translation adjustments from the year ended 2000 have been included in accumulated other comprehensive income, a separate component of shareholders’ equity.

Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the consolidated statement of operations. Transaction gains (losses) for the years ended December 31, 2002, 2001, and 2000 were $728, $(1,551), and $(1,348), respectively, and are included in other (income) expense on the consolidated statement of operations.

Environmental Expenditures: The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when costs are probable and reasonably estimable.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. There is no effect on net income as a result of these reclassifications.

(Continued)

9.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Financial Instruments: The Company’s financial statements are comprised of cash, trade accounts receivable, other accounts receivable, accounts payable, other accounts payable, other current liabilities, short-term debt, long-term debt, revolving line of credit, and other long-term liabilities. The carrying value of all instruments except long-term debt approximates fair value. The fair value of the Company’s senior subordinated notes as of December 31, 2002 and 2001 was $122,930 and $115,389, respectively. The remaining portion of long-term debt outstanding is floating rate debt, the carrying value of which approximates fair value.

The Company adopted SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, on January 1, 2001. Accordingly, all interest rate swaps and foreign currency option agreements are accounted for as hedges of the related liability, firm commitment, or anticipated transaction when designated and effective of such items. The effective portion of the gain or loss on the financial instrument is reported in other comprehensive income (loss), and the ineffective portion is reported in current earnings. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in the cash flows or fair value of the hedged item. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income, net of tax, and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. If it becomes probable that the original hedged forecasted transaction will not occur, the net gain or loss recorded in comprehensive income (loss) shall be immediately reclassified into current earnings. The Company does not use derivative financial instruments for trading or other speculative purposes and does not use leveraged derivative instruments.

Shipping Revenues and Costs: The Company adopted Emerging Issues Task Force (“EITF”) No. 00-10, Accounting for Shipping and Handling Fees and Costs. This guidance requires that all amounts billed to a customer in a sales transaction related to shipping and handling, which represents revenue earned for goods provided, be classified as revenue and that all costs incurred be classified as cost of sales.

New Accounting Pronouncements: In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. Thus, the Company will need to adopt SFAS No. 143 as of January 1, 2003. SFAS No. 143 requires businesses to recognize a liability for an asset retirement obligation when it is incurred. This liability should be recorded at its fair value, and a corresponding increase in the carrying amount of the related long-term asset should be

(Continued)

10.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(Continued)

recorded as well. The Company believes that the adoption of SFAS No. 143 on January 1, 2003 will not have a material impact on the Company’s financial position or results of operations.

During 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The standard establishes a single accounting model, based on the framework established in SFAS No. 121 and APB Opinion No. 30, for long-lived assets to be disposed of by sale. It eliminates the practice of valuing discontinued operations at net realizable value and does not allow recognition of future operating losses before they occur. The basic presentation of discontinued operations in the income statement under APB Opinion No. 30 is retained but expanded to include presentation of a component of an entity (which describes operations and cash flows that can clearly be distinguished, both operationally and for financial reporting purposes, from the rest of the entity) rather than a segment of a business. Under this pronouncement, long-lived assets that are to be disposed of other than by sale (abandonment, exchange, distribution in spin-off, etc.) should have their depreciable lives revised in accordance with APB Opinion No. 20, Accounting Changes. An impairment loss should be recognized at the date a long-lived asset is exchanged for a similar productive asset or if the carrying amount of the asset exceeds its fair value. The provision for SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement did not have a material effect on the Company’s financial statements.

NOTE 2 – DISPOSITION OF ASSETS

On April 19, 2001, the Company sold to ONDEO Nalco Company (“Nalco”) certain assets of its paper chemicals business for $8,500 in cash plus the assumption by Nalco of certain liabilities associated with the paper chemicals business. The Company recognized a pre-tax gain of approximately $2,200 on the sale. Annual revenues for the paper chemicals business for the year ended December 31, 2000 were $26,315.

The Asset Purchase Agreement with Nalco provides for the Company to receive additional consideration from Nalco if certain sales volumes are achieved by Nalco on specific products sold during the first two years following the closing. The maximum additional consideration that can be received by the Company over the two-year period is $2,000. As of December 31, 2002, the Company received additional consideration under this provision of the agreement of approximately $859, net of expenses incurred.

In connection with the sale, the Company entered into various supply agreements with Nalco, pursuant to which the Company will produce specific coating products at a cost plus arrangement over a period of five years from the sale date.

(Continued)

11.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 3 – ACQUISITIONS

On May 31, 2001, the Company purchased from Hercules Incorporated (“Hercules”) substantially all of the assets, net of certain assumed liabilities, of Hercules’ Peroxy Chemicals business. The assets acquired include accounts receivable, inventory, buildings, and machinery and equipment. The peroxy business produces various organic peroxide products used in the vulcanization, catalysis, and processing of polymers and elastrometric compounds. The purchase price was $93,495, which includes approximately $1.3 million of costs incurred directly related to the acquisition, allocated as follows:

Current assets	$10,258
Property, plant, and equipment	21,323
Liabilities assumed	(168)

Net assets acquired	31,413
Excess of cost over fair value	62,082

Purchase price	$93,495

The $62,082 intangible asset has been amortized over 15 years through December 31, 2001, at which time amortization ceased upon implementation of SFAS No. 142. The goodwill will then be evaluated for impairment.

On September 8, 1999, the Company purchased from Rhodia Chimie, S.A., the former chemical unit of the French multinational corporation Rhone-Poulenc, all of the outstanding shares of its wholly owned French subsidiary. This subsidiary owns both the French operating assets of the gallium purification business and the outstanding stock of a German corporation that carries on a gallium extraction operation in Stade, Germany. These products are sold to customers worldwide.

In connection with this acquisition, the Company was also granted a three-year option to acquire a currently dormant gallium extraction facility near Pinjarra, Australia for approximately $1,600. In September 2002, the Company executed this option. The exercise price of the option of $1,596 plus engineering and equipment costs of $3,420 incurred to prepare the Pinjarra facility for production have been classified as an investment in the Pinjarra facility and included in other assets on the consolidating balance sheet.

The results from the Hercules and Rhodia Chimie, S.A. acquisitions have been included in the Company’s financial statements since the date of acquisition.

(Continued)

12.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 4 – INVENTORY

Inventory consists of the following components:

	December 31,
	2002	2001

Raw materials	$7,047	$8,753
Work in progress	89	59
Finished goods	19,848	20,109

	$26,984	$28,921

NOTE 5 – PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following major classifications:

	2002	2001

Land	$5,192	$5,192
Mineral reserves	2,136	2,136
Building and improvements	19,846	19,433
Equipment	120,707	116,379
Construction in progress	2,691	6,686

	150,572	149,826
Accumulated depreciation and depletion	(51,776)	(41,304)

	$98,796	$108,522

NOTE 6 – GOODWILL

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. This statement resulted in the cessation of goodwill amortization. Goodwill will be subject to at least an annual assessment of impairment.

As of December 31, 2002 and 2001, the Company has goodwill of $85.8 million. For the years ended December 31, 2001 and 2000, the Company recognized $5,450 and $3,820, respectively, in amortization expenses relating to goodwill amortization.

(Continued)

13.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 6 – GOODWILL (Continued)

The following adjusts reported net income (loss) to exclude goodwill amortization (net of tax):

	2002	2001	2000

Reported net income (loss)	$(3,937)	$1,725	$5,084
Add back goodwill amortization (net of tax)	—	3,106	2,177

Adjusted net income (loss)	$(3,937)	$4,831	$7,261

NOTE 7 – REVOLVING LINE OF CREDIT

At December 31, 2001, the Company had a revolving credit facility that permits borrowings up to $40,000; maturing on June 30, 2005; and bearing interest, at the Company’s option, at a Reserved Adjusted Eurocurrency Rate plus 2.25% to 3.50% or a Base Rate plus 1.25% to 2.50%. Both ranges are dependent on the Company’s leverage ratio. In May 2002, this agreement was amended to reduce the revolving credit facility borrowing from $40,000 to $20,000. The interest margins were also adjusted to Reserved Adjusted Eurocurrency Rate plus 2.25% to 4.50% or a Base Rate plus 1.25% to 3.75% depending on the Company’s leverage ratio. All tangible and intangible assets of the Company secure the Company’s obligations, and the Company must meet certain affirmative and negative covenants, as described more fully in Note 8. At December 31, 2002 and 2001, the Company had no borrowings outstanding under the revolving line of credit.

In April 2003, this agreement was amended to restrict the Company’s borrowing capacity under the revolving credit facility based on the Company’s senior leverage ratio. Depending on the Company’s senior leverage ratio, the Company’s borrowing capacity may be less than $20.0 million. The amendment also requires further additional collateral requirements provided by the majority shareholders. The shareholder collateral has been provided in the form of a support agreement in favor of the senior lenders, that includes a commitment from the shareholders to provide letters of credit or cash collateral in increments of $1.0 million up to a maximum of $10.0 million for the purpose of securing extensions of credit under the revolving credit facility to the extent the extensions of credit exceed $5.0 million.

NOTE 8 – LONG-TERM DEBT

The Company’s long-term debt obligations consist in part of $120,000 Senior Subordinated Notes with a fixed interest rate of 10.125%. The notes are unsecured and subordinated to all existing and future senior debt. The principal balance is due August 1, 2008 with semi-annual interest payments beginning February 1, 1999. The Company may redeem the notes after August 1, 2003 at redemption prices set forth in the agreement.

The credit agreement requires the Company to meet certain affirmative and negative covenants, which include certain restrictions on future indebtedness, capital expenditures, and dividend payments, as well as meeting certain interest-coverage and leverage ratios. At December 31, 2002, the Company was in compliance with these financial covenants.

(Continued)

14.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 8 – LONG-TERM DEBT (Continued)

In conjunction with the acquisition of the Peroxy Chemicals business from Hercules, as discussed in Note 3, the Company entered into a Credit Agreement with Bankers Trust Company, Salomon Smith Barney Inc., and various other financial institutions (“the Lenders”), pursuant to which the Lenders have extended credit facilities (“the Credit Facility”) to the Company, which includes a Term Loan B Facility in the amount of $105,000; maturing on December 31, 2007; and bearing interest, at the Company’s option, at a Reserved Adjusted Eurocurrency Rate plus 3.25% to 4.00% or a Base Rate plus 2.25% to 3.00% depending on the Company’s leverage ratio.

In May 2002, this agreement was amended. The interest rate was amended to bear interest at the Company’s option at a Reserved Adjusted Eurocurrency Rate plus 3.25% to 5.00% or a Base Rate plus 2.25% to 4.25% depending on the Company’s leverage ratio.

In connection with the amendment, the Company was required to make a $7.5 million principal payment on the Term B Loan. The Term B Loan Facility requires annual principal payments of $975 as of June 30, 2002 and 2003. Thereafter, semiannual payments of $4,643 are required beginning June 30, 2004 through December 31, 2007, at which time a balloon payment of the remaining principal balance will be due.

Maturities of long-term debt over the next five years are:

2003	$975
2004	9,286
2005	9,286
2006	9,286
2007	67,692

All tangible and intangible assets of the Company, including the Company’s ownership interest in its subsidiaries, secure the Company’s obligations under the Credit Facility. The Credit Facility is senior in right of payment to the Company’s outstanding Senior Subordinated Notes. The Credit Facility requires the Company to meet certain affirmative and negative covenants, which include certain restrictions on future indebtedness, capital expenditures, and dividend payments, and to meet certain interest-coverage and leverage ratios. The May 2002 amendment was effective March 31, 2002 and changed certain covenants for the period January 1, 2002 until December 31, 2003.

(Continued)

15.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 8 – LONG-TERM DEBT (Continued)

Also amended was the maximum allowed capital expenditures covenant, which was reduced from $13,000 to $10,000 annually. In addition, restrictions were placed on capital expenditure pertaining to the Company’s Pinjarra project during the 24-month period. At December 31, 2002, the Company was in compliance with these financial covenants.

In April 2003, this agreement was amended. Effective March 31, 2003, the amendment modified certain financial ratio covenants including the interest coverage ratio through December 2007 and the senior leverage ratio through December 2003, at which time the covenant is suspended. The maximum allowed capital expenditures covenant was also reduced for fiscal 2003 and 2004 to $7,000 and $8,000, respectively.

The Term B loan pricing grid was also modified to increase all rates by 100 basis points through March 31, 2004. Also from the effective date of this agreement to the date of receipt of the first quarter 2003 loan compliance certificate the Term B loan Eurocurrency Margin Rate will be 6.00% and the Base Rate Margin will be 5.25%.

NOTE 9 – INTEREST RATE SWAP

On November 15, 2001, the Company entered into two interest rate derivative contracts with Citibank N.A. The purpose of the contracts was to hedge the Company’s interest expense by availing itself of the prevailing interest rate conditions reflected by a steep yield curve and the Company’s tax situation. Both derivative contracts were for a notional amount of $90,000.

Under one contract, the “floating to fixed” contract, the Company agreed to pay Citibank the equivalent of 3.67% annually through August 1, 2004 with payments being made on each February 1 and August 1 during the contract period. Citibank agreed to pay the Company the six-month LIBOR, reset on the first day of each semi-annual payment date during the contract period. This contract corresponds to the Company’s Term B floating rate debt.

Under the other contract, the “fixed to floating” contract, the Company agreed to pay Citibank the equivalent of the six-month LIBOR as of the last business day prior to the payment date plus 5.05%. Citibank agreed to pay the Company 10.125% during the same period. The payment dates are February 1 and August 1 of each year until August 2008. As part of this transaction, the Company sold to Citibank the right to cancel the contract on any payment date commencing with August 1, 2004. This contract corresponds to the Senior Subordinated Notes, which have a fixed interest rate of 10.125%. Due to the timing of the cancellation provision of the swap contract, the contract is not considered to be 100% effective.

The Company has accounted for these interest rate derivative contracts pursuant to SFAS No. 133. The “floating to fixed” contract has been treated as a cash flow hedge with 100% effectiveness. As of December 31, 2002 and 2001, the fair value of the hedge was $(3.5) million and $0.6 million, respectively. This amount was recorded in other comprehensive income, net of tax, and was offset by an (increase)/reduction in the other long-term liabilities in the accompanying consolidated balance sheet.

The “fixed to floating” contract has been treated as a fair value hedge. As of December 31, 2002 and 2001 the fair market value of the hedge was $2.9 and $(4.3) million, respectively, at which time, based on the change in the fair value of the risk being hedged, a portion of this hedge was deemed to be ineffective. Thus, in accordance with SFAS No. 133, the fair market value of the

(Continued)

16.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 9 – INTEREST RATE SWAP (Continued)

hedge was recorded and was reflected in the other long-term liabilities on the accompanying balance sheet. The change in the fair value of the risk being hedged was recorded and was reflected as a $2.9 and $(4.6) million increase (reduction) in the senior subordinated notes. The remaining ineffective portion is reflected in current earnings for the years ended December 31, 2002 and 2001, respectively.

In January 2003, the Company was notified by Citibank that they were terminating these agreements. The Company is disputing the termination clause provision cited by Citibank and has retained legal counsel to assist in resolving this matter.

In accordance with SFAS No. 133, when these forms of derivative instruments are terminated, hedge accounting is no longer applied. Unless an alternative resolution is reached, the fair value adjustment related to the senior subordinated notes and the balance in other comprehensive loss, associated with the derivative, will be amortized over the remaining life of the financial instrument and the remaining life of the original swap agreement, respectively.

NOTE 10 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) consist of the following:

	Minimum Pension Liability	Foreign Currency Translation	Unrealized Gain (Loss) on Derivative Instruments	Accumulated Other Comprehensive (Loss)

January 1, 2000	$—	$(616)	$—	$(616)
2000 change	—	(1,203)	—	(1,203)

December 31, 2000	—	(1,819)	—	(1,819)
2001 change	—	572	374	946

December 31, 2001	—	(1,247)	374	(873)
2002 change	(183)	—	(2,668)	(2,851)

December 31, 2002	$(183)	$(1,247)	$(2,294)	$(3,724)

(Continued)

17.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 10 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

Total other comprehensive income (loss) for 2001 includes reclassification adjustment gains of $572 from the repayment of foreign debt. There were no reclassification adjustments for the years ended December 31, 2000 and 2002. The unrealized gain (loss) on derivative instruments of $(2,668) and $374 in 2002 and 2001, respectively, is net of tax of $1,235 and $(244), respectively.

NOTE 11 – SUPPLY AND PURCHASE CONTRACTS

The Company has entered into two supply contract agreements with Henkel (now known as Cognis) effective March 25, 1997. One agreement calls for the Company to supply products to Cognis on a cost basis at prices as indicated in the supply agreement. The Company has no obligation to sell or manufacture more than one hundred ten percent (110%) of the annual sales volume to Cognis in the previous year. The cost basis of the products may be adjusted on the first day of each calendar quarter based on changes in the purchase price of raw materials used to produce the products. In addition, the overhead component may be increased annually to reflect an increase in energy costs and labor costs, as measured by a percentage of the increase in the energy component of the Producer Price Index for Finished Goods and the Employment Cost Index, respectively. In general, the price to be paid by Cognis will, at a minimum, be equal to the raw material and overhead costs associated with the production. The Company sold $11.4 million, $11.0 million, and $9.2 million to Cognis during 2002, 2001, and 2000, respectively.

In 2002, the Company was notified by Cognis that they intend to terminate the supply agreement related to Cognis’ purchase of products from the Company as of March 2003.

The second agreement calls for the Company to purchase raw materials from Cognis at market prices, and finished products that are manufactured by Cognis will be sold to the Company on a cost basis at prices as indicated in the supply agreement. Cognis has no obligation to sell or manufacture more than one hundred ten percent (110%) of the previous year’s purchases by the Company. The cost basis of the finished products may be adjusted on the first day of each calendar quarter based on changes in the purchase price of raw materials used to produce the products. In addition, the overhead component may be increased annually to reflect an increase in energy costs and labor costs, as measured by a percentage of the increase in the energy component of the Producer Price Index for Finished Goods and the Employment Cost Index, respectively. The Company purchased approximately $6.5 million, $8.9 million, and $7.4 million from Cognis during 2002, 2001, and 2000, respectively.

The agreements will remain in effect for a term of three to five years depending on the product. Upon termination of the initial contracts, both are renewable annually thereafter until written termination is provided one year in advance of either party’s intent to terminate the agreement.

(Continued)

18.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 12 – 401(k) PLAN AND DEFINED CONTRIBUTION PLAN

The Company sponsors a qualified 401(k) plan, which covers all eligible employees except those who are members of the Cedartown, Georgia and Allentown, Pennsylvania plant unions (see Note 13) and employees of the Company’s foreign subsidiaries. The Company also sponsors a qualified savings plan for the Allentown, Pennsylvania plant union employees.

The 401(k) plan includes profit sharing features for the Company to make annual profit sharing contributions. The Company’s match contribution is 100% up to the first 4% of employee contributions.

Under the terms of the savings plan for the Allentown, Pennsylvania plant union employees, eligible employees can elect to defer up to 10% of their annual after-tax salary. The Company’s percentage match ranges from 50% of the first 4% of optional contributions to 50% of the first 6% of optional contributions based upon years of service. Total 401(k) and savings plan expense for the years ended December 31, 2002, 2001, and 2000 approximated $623, $612, and $501, respectively.

NOTE 13 – UNION EMPLOYEE DEFINED BENEFIT PENSION PLAN

The Company has a defined benefit pension plan covering substantially all of its Cedartown, Georgia and Allentown, Pennsylvania union employees. The benefits are based on years of service through the date of retirement, multiplied by a predetermined amount payable in a monthly annuity for life, vested over a five-year period with reductions for early retirement. The Cedartown benefits are also reduced by the accrued benefit as of March 25, 1997 under the Henkel Corporation Consolidated Union Retirement Plan. The Company’s funding policy is to contribute amounts sufficient to satisfy regulatory funding standards.

Information about the pension plans was as follows:

	2002	2001
Change in benefit obligation
Benefit obligation at beginning of period	$854	$744
Service cost	129	146
Interest cost	57	50
Actuarial gain	(4)	(71)
Benefits paid	(18)	(15)

Benefit obligation at end of period	$1,018	$854

(Continued)

19.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 13 – UNION EMPLOYEE DEFINED BENEFIT PENSION PLAN (Continued)

	2002	2001
Change in plan assets
Fair value of plan assets at beginning of period	$584	$383
Actual return on plan asset	(232)	(10)
Employer contribution	185	226
Benefits paid	(18)	(15)

Fair value of plan assets at end of period	$519	$584

Funded status	(499)	(270)
Unrecognized net actuarial (gains) losses	182	(99)
Unrecognized prior service cost	204	232

Accrued benefit cost	$(113)	$(137)

Total recognized amounts in the balance sheet consist of:

	2002	2001
Accrued benefit liabilities	$(499)	$(369)
Intangible assets	203	232
Shareholders’ equity	183	—

Net amount recognized	$(113)	$(137)

The components of pension expense and related actuarial assumptions and methods were as follows:

	2002	2001	2000
Service cost	$129	$146	$139
Interest cost	57	50	28
Expected return on plan asset	(53)	(35)	(29)
Amortization of prior service cost	29	29	15

Net periodic benefit cost	$162	$190	$153

Discount rate on benefit obligation	6.75%	6.75%	6.75%
Long-term expected rate of return on plan assets	8.00	8.00	8.00
Rate of compensation increase	N/A	N/A	N/A
Amortization method	Straight-line	Straight-line	Straight-line

(Continued)

20.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 14 – POSTRETIREMENT BENEFIT PLANS

The Company sponsors two postretirement benefit plans that cover substantially all union employees of the Cedartown, Georgia plant who have attained age 55 and have five years of service and their spouses. One plan provides medical benefits and the other provides life insurance benefits. The postretirement health care plan is contributory. The life insurance plan is noncontributory.

The Company also maintains two postretirement benefit plans that cover substantially all union employees of the Allentown, Pennsylvania plant who have attained age 55 and have five years of service and their spouses. One plan provides medical benefits and the other provides life insurance benefits. The postretirement health care plan is contributory. The life insurance plan is noncontributory.

Information about the Company’s postretirement benefit plans is as follows:

	2002	2001
Change in benefit obligation
Benefit obligation at beginning of period	$3,277	$2,916
Service cost	135	134
Interest cost	241	214
Actuarial loss	1,223	145
Benefits paid	(200)	(132)

Benefits obligation at end of period	4,676	3,277
Change in plan assets
Employer contribution	200	132
Participant benefits paid	(200)	(132)

Fair value of plan assets at end of period	—	—

Funded status	(4,676)	(3,277)
Unrecognized net actuarial loss	1,708	516

Accrued benefit cost	$(2,968)	$(2,761)

The components of postretirement health costs and related actuarial assumptions were as follows:

	2002	2001	2000
Service cost	$135	$134	$158
Interest cost	241	214	216
Recognized net actuarial loss	57	21	260

Net periodic benefit cost	$433	$369	$634

(Continued)

21.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 14 – POSTRETIREMENT BENEFIT PLANS (Continued)

For measurement purposes, a 7.0% and 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the periods ended December 31, 2002 and 2001, respectively; the rate was assumed to decrease gradually to 5.00% in 2006 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 and 2001 by $745 and $391, respectively, and the aggregate of the service and interest cost components of postretirement expense for the years then ended by $52 and $52, respectively. Decreasing the assumed health care cost trend rates by one percentage point in 2002 and 2001 would decrease the accumulated postretirement benefit by $604 and $330, respectively, and service and interest cost components on postretirement expense for the years then ended by $43 and $43, respectively.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 2002 and 2001.

NOTE 15 – LEASE COMMITMENTS

The Company has entered into numerous noncancelable operating lease agreements for various autos, trucks, railroad cars, land, and office facilities with lease terms expiring at various dates through the year 2006. Rent expense under these leases for the years ended December 31, 2002, 2001, and 2000 approximated $994, $1,100, and $1,420, respectively. Total minimum rentals under noncancelable operating leases as of December 31, 2002 over future years are:

2003	$1,098
2004	790
2005	460
2006	347
2007	170

$2,865

(Continued)

22.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 16 – INCOME TAXES

The income tax provision is comprised of the following:

	2002	2001	2000
Current payable
United States	$—	$—	$—
Foreign	(1,052)	4,653	2,224

	(1,052)	4,653	2,224
Benefit of net operating loss carryforward
United States	(7,500)	(5,687)	(1,380)
Foreign	—	—	—

	(7,500)	(5,687)	(1,380)
Deferred income taxes
United States	5,340	1,004	2,142
Foreign	276	(250)	498

	5,616	754	2,640

Total	$(2,936)	$(280)	$3,484

The difference between the effective tax rate and the statutory rate is reconciled below:

	2002	2001	2000
Tax provision at United States statutory rate of 34%	$(1,352)	$491	$2,913
Increase (decrease) resulting from
Permanent items	(303)	114	87
State income taxes, net of federal effect	(361)	(1,119)	366
Effect of foreign operations	(920)	234	118

Total	$(2,936)	$(280)	$3,484

(Continued)

23.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 16 – INCOME TAXES (Continued)

Significant components of the deferred tax assets and liabilities are as follows:

	December 31
	2002	2001
Deferred tax liabilities
Property, plant, and equipment	$22,058	$19,782
Amortization of goodwill	2,164	—
Other liabilities	1,189	707

	25,411	20,489
Deferred tax assets
Net operating loss carryforwards	26,523	19,024
Postretirement benefit	1,314	1,190
Pond closure reserve	794	803
Other assets	1,994	1,322

	30,625	22,339

Net deferred tax asset (liability)	$5,214	$1,850

Income tax carryforwards approximated and consisted of the following:

	December 31
	2002	2001

Net operating loss carryforward	$61,679	$44,056

AMT credit carryforwards	$2	$251

As of December 31, 2002, net operating loss carryforwards listed above expire as indicated below:

Year	Amount
2008	$211
2009	974
2010	534
2011	954
2012	3,604
2018	13,710
2019	7,691
2020	3,137
2021	14,708
2022	16,156

$61,679

(Continued)

24.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 17 – GEOGRAPHIC INFORMATION

The Company sells its products throughout the United States and in other foreign markets.

Following is financial information relating to geographic areas:

	Year Ended December 31
	2002	2001	2000
Sales
United States	$144,042	$148,652	$149,921
Other geographic areas	20,432	36,500	38,295

Total sales	$164,474	$185,152	$188,216

	December 31
	2002	2001
Long-lived assets
United States	$180,432	$189,386
Other geographic areas	14,697	11,714

Total long-lived assets	$195,129	$201,100

Net assets of foreign operations	$30,935	$33,568

Long-lived assets are comprised of property, plant, and equipment; goodwill; certain intangible assets; and certain other long-term assets. No customers exceeded 10% of total Company sales in 2002, 2001, and 2000.

NOTE 18 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Quarter Ended 2002
Net sales	$40,428	$43,509	$42,155	$38,382
Gross profit	6,870	8,484	6,867	5,741
(Loss) before income taxes	(2,118)	(1,964)	(1,925)	(866)
Net income (loss)	(1,482)	(1,210)	(1,277)	32

(Continued)

25.

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 18 – QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Quarter Ended 2001
Net sales	$50,534	$50,777	$45,981	$37,860
Gross profit	14,320	13,727	9,481	4,656
Income (loss) before income taxes	4,967	6,740	(1,826)	(8,436)
Net income (loss)	2,797	3,970	(290)	(4,752)

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Group Health and Welfare Insurance: The Company maintains a partially self-funded health and welfare insurance plan. Specific stop loss insurance limits the plan’s liability on individual claims and on aggregate claims. Per employee, the stop loss for the plan is $100 annually. The minimum and maximum aggregate amounts that the plan will pay are approximately $4,100 and $4,200, respectively, as of December 31, 2002 and $3,000 and $3,100, respectively, as of December 31, 2001. These amounts include premiums to be paid for catastrophic health coverage, other employee benefits insurance coverages, and fees paid to a third party administrator of the plan. The expense recorded under this plan was $3,780 and $2,984 for the years ended December 31, 2002 and 2001, respectively.

Contracts: Pursuant to the terms of a shareholder’s agreement and employment agreements with certain individuals who are partners in GEO Chemicals, Ltd. (“GCL”) and members of the key management of the Company, the Company has the right and, in certain cases, the obligation to repurchase specified percentages of the stock held by GCL in the event of termination of employment of these individuals. The redemption prices are based on the higher of fair value or original cost. The agreement also obligates the Company to maintain disability insurance and specified levels of life insurance coverage on these individuals to fund any such redemption. The current life insurance coverage for these management members is $2,600.

In conjunction with the purchase of the gallium business from Rhodia Chimie, SA, the Company has assumed a long-term contract for the supply of aluminate liquor from a vendor on whose property the German gallium extraction plant is located.

Litigation: In the ordinary course of business, the Company is periodically named as a defendant in a variety of lawsuits. The Company believes that the ultimate liability, if any, resulting from such suits will not have a material adverse effect on its business financial condition or results of operations.

(Continued)

GEO SPECIALTY CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(In thousands)

NOTE 19 – COMMITMENTS AND CONTINGENCIES (Continued)

As of December 31, 2001, the Company was in dispute with one of its gallium suppliers. The dispute surrounded a 2,700-kilogram shipment of gallium that was to be received by the Company in September 2001. The contractual purchase price of this order was $1,250 per kilogram. During the second half of 2001, there was a sharp decline in the demand for gallium, which drove the market price down. Since the current market price of gallium at that time was significantly less than the contractual price, the Company was claiming economic hardship under the terms of the contract. This dispute was settled in 2002.

Warrants: On March 25, 1997, the Company issued to GEO Specialties Enterprises, Inc. (whose successor-in-interest by merger is GEO Chemicals, Ltd.) warrants to purchase common shares of the Company. The warrants allow GEO Chemicals, Ltd. (the owners of which are members of the key management of the Company) to purchase, upon achievement by Charter Oak Partners (majority owner of the Company) of a certain rate of return on its investment in the Company’s common shares, an amount equal to a maximum of 5% of the outstanding equity of the Company. The agreement underlying these warrants was amended and restated on July 31, 1998. These warrants expire on March 31, 2007.

GEO Specialty Chemicals, Inc. and Subsidaries

Schedule II

Valuation and Qualifying Accounts

For the three years in the period ended December 31, 2002

Column A	Column B	Column C			Column D	Column E
Description	Balance at the beginning of the period	Additions			Write offs	Balance at the end of the period
		Charged to Costs and Expense	Charged to Other Accounts
Allowance for doubtful accounts:
Year Ended December 31, 2002	556	(294)	—		20	242
Year Ended December 31, 2001	425	389	24	(a)	282	556
Year Ended December 31, 2000	249	226	—		50	425
Environmental Reserves:
Year Ended December 31, 2002	1,864	—	—		23	1,841
Year Ended December 31, 2001	1,913	—	—		49	1,864
Year Ended December 31, 2000	1,982	—	—		69	1,913

(a)	Amount represents reserves acquired through acquisitions, net of reserves disposed of through divestments.